Exhibit 99.121

DHX Media to be included in S&P/TSX Composite Index and S&P/TSX Composite Dividend Index

Indexing effective after close of TSX December 19, 2014

HALIFAX, Dec. 15, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that its Common Voting Shares, traded under the ticker symbol DHX.B, will be added by S&P Dow Jones Canadian Index Services to the S&P/TSX Composite Index and the S&P/TSX Composite Dividend Index on December 19, 2014, after close of trading on the Toronto Stock Exchange.

"The addition of our shares to these indices represents another significant milestone for DHX Media," said Dana Landry, CEO of DHX Media. "We have worked diligently to build DHX into one of Canada's leading entertainment content companies for children and families. Inclusion in these indices serves to recognize that growth, and we anticipate it will provide greater profile for the Company."

S&P/TSX Composite Index

The S&P/TSX Composite Index is the headline index for the Canadian equity market. It is the broadest in the S&P/TSX family and is the basis for multiple sub-indices including but not limited to equity indices, Income Trust Indices, Capped Indices, GICS Indices and market cap based indices. The Toronto Stock Exchange (TSX) serves as the distributor of both real-time and historical data for this index.

S&P/TSX Composite Dividend Index

The S&P/TSX Composite Dividend Index aims to provide a broad-based benchmark of Canadian dividend-paying stocks. The index includes all stocks in the S&P/TSX Composite with positive annual dividend yields as of the latest rebalancing of the S&P/TSX Composite Index.

Annual General Meeting

The Company will be holding its Annual General Meeting (AGM) of shareholders today and will concurrently post the AGM presentation to its website, www.dhxmedia.com, in downloadable PDF form, including an update to the financial outlook for fiscal 2015.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

About S&P Dow Jones Indices

S&P Dow Jones Indices LLC, a part of McGraw Hill Financial, is the world's largest, global resource for index-based concepts, data and research. Home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial Average®, S&P Dow Jones Indices LLC has over 115 years of experience constructing innovative and transparent solutions that fulfill the needs of investors. More assets are invested in products based upon our indices than any other provider in the world. With over 1,000,000 indices covering a wide range of asset classes across the globe, S&P Dow Jones Indices LLC defines the way investors measure and trade the markets.

For further information about S&P Dow Jones Indices, please visit: ca.spindices.com

Disclaimer

This press release contains forward looking statements with respect to the profile inclusion in the indices might generate for the Company. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 15-DEC-14